Exhibit 99.7

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Shane Downey, certify that:

1.	I have reviewed this annual report on Form 40-F of Hut 8 Mining Corp;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Hut 8 Mining Corp. as of, and for, the periods presented in this report;

4.
Hut 8 Mining Corp.’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15I and 15d-15I) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for Hut 8 Mining Corp. and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to Hut 8 Mining Corp., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	[Reserved];

c.
Evaluated the effectiveness of Hut 8 Mining Corp.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the Hut 8 Mining Corp.’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Precision Drilling Corporation’s internal control over financial reporting; and

5.
Hut 8 Mining Corp.’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Hut 8 Mining Corp.’s auditors and the audit committee of Hut 8 Mining Corp.’s board of directors (or persons performing the equivalent function):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Hut 8 Mining Corp.’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in Precision Drilling Corporation’s internal control over financial reporting.

Dated: March 17, 2022

By:	/s/ Shane Downey
Chief Financial Officer Hut 8 Mining Corp.